EXHIBIT 99.12

New Appointment of Representative of Juristic Person Director

Date of events: 2017/01/04

Contents:

1.Date of occurrence of the change:2017/01/04

2.Name of juristic-person director/ supervisor:Ministry of Transportation and Communications.

3.Name and resume of the replaced person:Mu-Piao Shih, President of Chunghwa Telecom Co., Ltd.

4.Name and resume of the replacement: Chi-Mau Sheih, President of Chunghwa Telecom Co., Ltd.

5.Reason for the change:discharge

6.Original term (from to ): from 2016/06/24 to 2019/06/23

7.Effective date of the new appointment:2017/01/04

8.Any other matters that need to be specified:None